TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES ANNOUNCES IR CONTRACT

For  Immediate  Release:   January  18,  2010,  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX

Venture  Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  the  Company  has entered  into  an  Investor  Relations  Contract  (“IR  Contract”)  with  The  Bull  &  Bear  Financial  Report

(“The Bull & Bear”) effective January 8, 2010.

The  IR  Contract  is  for  a  six-month  period  expiring  July  8,  2010.    The  fee  payable  under  the

contract is USD$14,900, which has been paid in advance.

There  is  no  relationship  between  the  Company  and  David  Robsinson  save  for  the  Investor

Relations services provided to the Company by The Bull & Bear in the past.

ABOUT THE BULL & BEAR

David  Robinson  from  The  Bull  &  Bear  Financial  Report,  with  offices  in  Longwood,  Florida,  USA,

and  Barrie,  Ontario  Canada  will  provide  Teryl  with  coverage  from  The  Bull  &  Bear’s  Investor

Relations  Program,  both  in  print  (The  Bull  &  Bear  Financial  Report  newspaper  and  4-page,  80lb text  brochures  to  be  given  out  at  investment  conferences  and  mailed)  and  on-line  (posting  of

article to The Bull & Bear’s websites).   The Bull & Bear Financial Report is solely owned by David

J. Robinson and has been publishing continuously since May 1974.

ABOUT TERYL RESOURCES

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the

Fairbanks  Mining  District,  Alaska.  The  Gil  project  is  a  joint  venture  with  Kinross  Gold  Corporation

(TSX:  K;  NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD  $9  million  has  been  expended  on exploration  by  Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  USD$1.6  million  budget  has been  completed  for  2009  to  draft  test  several  gold  anomolies  on  the  Gil  Claims.  The  Company’s other  Alaska  holdings  also  include  the  Fish  Creek  Claims,  50%  optioned  from  Linux  Gold  Corp.

(OTC BB: LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross;

and  a  100%-interest  in  the  West  Ridge  property.  Teryl  also  has  one  joint  venture  silver  prospect located  in Northern BC, Canada. Teryl  Resources Corp.  has  revenue  from  oil and  gas  projects  in

Texas     and     Kentucky.     For     further     information     visit     the     Company’s     website     at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Press Release contact information:

For further information, please contact:

John Robertson

President, Teryl Resources Corp.

T:  800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful  completion  of  new  development  projects,  planned  expansions  or  other  projects  within  the timelines  anticipated and  at  anticipated  production  levels;  the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash cost  estimates;  whether  mineral  resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes

in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced,   delays resulting

from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external

sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased

competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Company's  actual  results,

performance  or  achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking statements, including those described in the Company's  Financial Statements, Management Discussion and Analysis and

Material  Change  Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the

Company’s  20-F  annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.

Accordingly,  no  assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the  amount  of  proceeds,  that  the  Company  will  derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety by these cautionary statements.  Furthermore, the  forward-looking  statements contained in this news release are  made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.

Neither  the  TSX,  nor  any  other  securities  regulatory  authority  has  approved  or  is  approved  of  the  contents  of  this  news release, nor accept responsibility for the adequacy or accuracy of this release.